Exhibit 19

AMERICAN VANGUARD CORPORATION POLICY ON TRADING SECURITIES

WHILE IN POSSESSION OF MATERIAL NON-PUBLIC INFORMATION

As amended on June 7, 2012

The following constitutes the policy of American Vanguard Corporation and its subsidiaries (“AVD” or the “Company”) regarding the trading of Company securities while in possession of material non-public information (“insider trading”). This policy provides a general overview of insider trading based upon federal and state securities laws. As you will see, whether a transaction amounts to insider trading depends upon the facts and circumstances under which it takes place. This policy applies to all directors, officers and employees of the Company.

The Company’s Policy

It is the policy of AVD that no director, officer or employee in possession of material non-public information (“Inside Information”) of AVD may buy or sell securities of the Company or engage in any other action or conduct to take advantage of, or pass on to others, that Inside Information1. This policy also applies to trading in the securities of any other company while in possession of Inside Information about that company, including customers or suppliers, obtained in the course of your service for AVD.

Special circumstances or hardship (for example, the need to raise money for a medical emergency) are not an exception to this policy nor are they a safeguard against prosecution for violation of insider trading laws. You should avoid even the appearance of executing an improper transaction in order both to avoid possible prosecution and to preserve the Company’s ethical reputation.

Insider Trading

Rule 10b-5 of the Securities Exchange Act of 1934 prohibits trading by an Insider (as defined below) of AVD securities while in possession of undisclosed material information about the Company. Please keep in mind that liability under this law can also apply to trading in the securities of any company while in possession of Inside Information about that company.

1 Because Inside Information is considered “Confidential Information” of the Company, it is against Company policy (both under the terms of the Company’s Code of Conduct and on pages 23 - 24 of the Employee Handbook) to disclose this information to third parties.

Who is an Insider?

For purposes of this policy, an Insider is any person who possesses Inside Information2. The category of Insider includes not only AVD’s directors, officers and employees, but also outside professional advisors and business consultants who have access to Inside Information prior to its public release and absorption by the market.

Liability under Rule 10b-5 may attach not only to Insiders who trade while in possession of Inside Information, but also, under certain circumstances, to (i) Insiders – also known as “Tippers” - who disclose Inside Information to third parties and (ii) third parties (such as relatives, friends or business associates – also known as “Tippees”) who receive Inside Information from Tippers and trade while in possession of that information.

This policy applies to your family members and others in your household. By “family member” we mean your spouse, partner, minor children, relative or other member of your immediate household to whose support you contribute or whose investments you control. You are responsible for ensuring the compliance of this policy by your immediate family and personal household.

What is Material Non-Public Information?

Material Information: any information that a reasonable investor would consider to be important in arriving at a decision to buy, sell or hold the stock of a company and/or would view its disclosure as altering the total mix of information about the issuer that is otherwise available.

Non-public Information: information that is not generally known to the public.

Examples: the following might be regarded as material and, if not disclosed, as non-public:

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Projections of future earnings or losses;
•
News of a pending or proposed merger;
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Acquisition or tender offer;
•
News of a significant sale of assets or the disposition of a subsidiary;
•
Declaration of a cash dividend, stock dividend, stock split or the offering of additional securities;
•
Changes in executive management;
•
Significant new products or discoveries;
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Gain or loss of a substantial customer or supplier;
•
Change in price/cost of services or products;
•
Impending financial liquidity problems

2 Note that under our Window Period Policy we have established a trading window and pre-clearance procedure for directors, officers and certain employees who are defined therein as “Restricted Persons.”

Either positive or negative information may be material. The foregoing list is not exhaustive; other types of information may be material at any particular time, depending on all of the circumstances.

Trading

Insiders must refrain from trading until Inside Information has been disclosed to the public, and the market has had sufficient opportunity to absorb and evaluate it. The Company’s policy is that Insiders may not trade until three (3) full business days after the information has been generally released to the national media. A “business day” is any day on which trading on the national stock markets close. Thus, if the company issues a press release on a matter on a Monday before trading commences, then the Insider must wait until the passage of three full trading days – Monday, Tuesday and Wednesday – before executing a trade – that is, Thursday, at the soonest.

The Consequences of Insider Trading

For individuals who trade on material non-public information (or tip information to others) the following sanctions may be imposed:

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Disgorgement of profits gained or losses avoided and interest thereon;
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A civil penalty of up to three times the profit gained or loss avoided;
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For officers and directors – a bar from acting as an officer or director of a publicly traded company;
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A criminal fine (regardless of the size of the profit made) of up to $1 million; and
•
Jail time of up to 10 years.

These penalties may apply even if the individual is not a director, officer or senior manager.

For a company (as well as, in some cases, a supervisory person) that fails to take appropriate steps to prevent illegal trading, the following sanctions may be imposed:

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A civil penalty of the greater of $1 million or three times the profit gained or loss avoided by the transaction;
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A criminal fine of up to $2.5 million; and
•
The likelihood of shareholder lawsuits and adverse publicity.

In addition to the potentially severe civil and criminal penalties for violation of insider trading laws, violation of this policy may result in the imposition of sanctions by the Company, including dismissal.

Window Periods

In addition to the restrictions set forth above, directors, senior management and certain employees who typically have access to material nonpublic information in the course of their employment may not trade AVD’s stock except during a specific “window period” commencing three (3) business days after a public announcement of quarterly or annual earnings. The individuals restricted to the window period policy will receive a separate memorandum on the matter.

Reporting Violations

If you know or have reason to believe that the Company’s Policy on Insider Trading has been or is about to be violated, then you should bring the matter to the attention of either the Chief Administrative Officer or the Chief Financial Officer.

Company Assistance

Any person who has questions on this policy or about specific transactions may obtain additional guidance from either the Company’s Chief Administrative Officer or Chief Financial Officer. Remember, however, that the responsibility for adhering to this policy and avoiding improper transactions ultimately rests with you.